FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

Securities Exchange Act of 1934

For the month of June 2009

ABBEY NATIONAL PLC

(Translation of registrant's name into English)

Abbey National House, 2 Triton Square, Regent’s

Place, London NW1 3AN, England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes . . . . . . . No . . .X. . . .

1 June 2009

 ABBEY AND ALLIANCE & LEICESTER MANAGEMENT CHANGES

Further to the announcement made on 25 February 2009, Abbey National plc ("Abbey") and Alliance & Leicester plc ("A&L") have announced that Antonio Lorenzo has been appointed as Chief Financial Officer of the Company. This is an Executive Director position effective from 1 June 2009 and has been approved by the FSA.

In addition to his responsibilities as Chief Financial Officer, Antonio is responsible for the Wealth Management division and the Strategy & Planning and Economics units. Further to the announcement made on 17 April 2009, Antonio will also be responsible for Intermediaries with effect from 31 July 2009.

António Horta-Osório, Chief Executive, said: “We have put great value in meritocracy and the importance of promoting and increasing responsibilities from within our senior management team and I’m therefore delighted that Antonio will be joining the boards of Abbey and A&L. His appointment is another step to achieving our 2009 plans and our ambition of becoming the best commercial bank in the UK.”

 - Ends -

For further details, please contact:

Matthew Young, Communications Director:	Tel: 0207 756 4232

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABBEY NATIONAL PLC
Dated: 2 June 2009	By / s / Scott Linsley
(Authorised Signatory)